This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 19, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares except for Parent and Purchaser (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Lehman Brothers, Inc. as Dealer Manager (as defined below) and by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock and Class B Common Stock of
Block Drug Company, Inc.
at
$53.00 Net Per Share
by
SB Acquisition Corp.
a wholly-owned subsidiary of
SmithKline Beecham plc

SB Acquisition Corp., a New Jersey corporation ("Purchaser") and a wholly-owned subsidiary of SmithKline Beecham plc, a public limited company organized under the laws of the England and Wales ("Parent"), is offering to purchase all outstanding shares of Class A common stock, par value $.10 per share, and, separately, all outstanding shares of Class B common stock, par value $.10 per share (the "Class A Stock" and "Class B Stock," respectively, and collectively, the "Shares"), of Block Drug Company, Inc., a New Jersey corporation (the "Company") which are not owned by Parent, Purchaser or their respective affiliates, in the case of each offer at $53.00 per share, net to the seller in cash (the "Share Price"), without interest. Such offers are being made together upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2000, and in the related Letter of Transmittal, together with any amendments or supplements thereto. (As used herein the term "Offer" refers to each such offer separately and where the context requires, to the offers, collectively.) Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON December 13, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and

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not properly withdrawn prior to the expiration of the Offer that number of
Shares which, together with any Shares then beneficially owned by Purchaser or Parent or any of their respective affiliates, represents (A) 100% of the Class B Stock and (B) at least a majority of the total number of outstanding shares of Class A Stock and Class B Stock (taken together as if a single class), in each case on a fully diluted basis (the "Minimum Tender Condition"), (ii) the expiration or termination prior to the Expiration Date of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer, and (iii) the receipt of any required approval under Regulation 4064/899/EC concerning the control of concentrations between undertakings adopted by the Council of European Communities on December 21, 1989, as amended; in each case as described in further detail in the Offer to Purchase. Certain other conditions to the Offer are described in Section 13 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 7, 2000, among the Company, Parent and Purchaser, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the "Merger") and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary or affiliate of Parent, Purchaser or the Company or held in the treasury of the Company) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the Share Price paid pursuant to the Offer. The Merger Agreement is more fully described in the Offer to Purchase.

Parent and Purchaser have also entered into a Voting and Tender Agreement dated as of October 7, 2000 with certain shareholders of the Company who own an aggregate of approximately 52% of the outstanding shares of Class A Stock and 100% of the outstanding shares of Class B Stock. Under the terms of the Voting and Tender Agreement those shareholders have agreed to tender their Shares into the Offer and to vote in favor of the Merger.

The Board of Directors of the Company has unanimously approved (with one director absent) the Merger Agreement, approved the Offer and the Merger, determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares (other than Parent and its affiliates) and recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to HSBC Bank USA (the "Depositary") of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or confirmation of the book-entry transfer of such Shares

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

into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 18, 2000, except as provided with respect to any subsequent offering period. The term "Expiration Date" means 12:00 midnight, New York City time, on December 13, 2000, unless Purchaser, in its sole discretion (subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the recordholder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have

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

been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.


Under the Merger Agreement and pursuant to Rule 14d-11 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser may, subject to certain conditions, include a subsequent offering period following the Expiration Date. Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. In the event Purchaser provides a subsequent offering period, withdrawal rights will not apply to Shares tendered during such subsequent offering period and withdrawal rights will not apply during such subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed by Purchaser to recordholders of Shares whose names appear on the Company's shareholders list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such additional copies will be furnished at Purchaser's expense. Purchaser, the Dealer Manager and the Depositary will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, NY 10022
E-mail: information@morrowco.com
Call Collect: (212) 754-8000
Banks and Brokerage Firms, Please Call: (800) 662-5200
Shareholders Please Call: (800) 566-9061

The Dealer Manager for the Offer is:
LEHMAN BROTHERS
Three World Financial Center
200 Vesey Street
New York, New York 10285
Call Collect: (212) 526-3968 or (212) 526-5661
October 19, 2000


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